SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

BIOFUEL ENERGY CORP.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

09064Y109

(CUSIP NUMBER)

Thomas J. Edelman

667 Madison Avenue, 4th Floor

New York, NY 10021

Tel.: (212) 371-1117

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09064Y109	13D

1	NAME OF REPORTING PERSONS Thomas J. Edelman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable (natural person)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

500,000 shares of Common Stock[1]

3,144,005 shares of Class B Common Stock and 3,144,005 Units of BioFuel Energy, LLC[2]

3,644,005 aggregate shares of Common Stock and Class B Common Stock

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

500,000 shares of Common Stock

3,144,005 shares of Class B Common Stock and 3,144,005 Units of BioFuel Energy, LLC

3,644,005 aggregate shares of Common Stock and Class B Common Stock

1 Consists of 500,000 shares of Common Stock purchased by Mr. Edelman in the Private Placement (as defined below).

2 Mr. Edelman holds 2,849,370 shares of Class B Common Stock (as defined below) of the Issuer and 2,849,370 Units (as defined below) of BioFuel Energy, LLC which may be exchanged at any time for shares of Common Stock of the Issuer on a one-for-one basis.  Mr. Edelman also indirectly holds 294,635 Units and 294,635 shares of Class B Common Stock through BioFuel Partners, LLC (a member of BioFuel Energy, LLC), an entity controlled by Mr. Edelman, on behalf of certain other investors. Mr. Edelman’s wife, Ingrid O. Edelman, and trusts for the benefit of Mr. Edelman’s family members, of which he is a trustee, collectively own approximately 32% of BioFuel Partners, LLC.  Upon the exchange of any Units for shares of Common Stock, the shares of Class B Common Stock attributable to the exchanged Units will be retired without further action.

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000 shares of Common Stock

3,144,005 shares of Class B Common Stock and 3,144,005 Units of BioFuel Energy, LLC

3,644,005 aggregate shares of Common Stock and Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of the aggregate issued and outstanding shares of Common Stock

17.5% of the aggregate issued and outstanding shares of Class B Common Stock

11.2% of the aggregate issued and outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), and shares of class B common stock, par value $0.01 per share (“Class B Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1801 Broadway, Suite 1060, Denver, CO 80202, is being filed with the Securities and Exchange Commission (the “Commission”).

This Schedule 13D is filed on behalf of Thomas J. Edelman, the Chairman and Chairman of the Board of the Issuer.

Immediately prior to the consummation of the offering of 5,250,000 shares of the Issuer’s Common Stock under a Registration Statement on Form S-1 on June 19, 2007 and a concurrent private placement of 4,250,000 shares to affiliates of Greenlight Capital, Inc. and Third Point LLC, the Issuer’s two principal stockholders, and Mr. Edelman (the “Private Placement”), BioFuel Energy, LLC, a subsidiary of the Issuer (the “LLC”), amended and restated its limited liability company agreement (the “LLC Agreement”) to replace various classes of its existing LLC membership units (“Units”) with a single class.  Holders of Units are entitled to pro rata economic benefits in the LLC, but no voting rights in the LLC.  In addition, holders of Units in the recapitalized LLC (other than the Issuer) received one share of Class B Common Stock of the Issuer for each Unit held.  Shares of Class B Common Stock entitle the holder to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Holders of Class B Common Stock do not, however, have any economic rights in the Issuer because they are not entitled to any monetary rights, including rights to receive dividends or to receive a distribution upon a dissolution, liquidation or winding up of the Issuer.  If a holder of Class B Common Stock exchanges any of its Units for shares of Common Stock, the shares of Class B Common Stock attributable to the exchanged Units will be retired without further action.

In connection with the recapitalization of the LLC described above (the “Recapitalization”), Mr. Edelman received 3,144,005 Units and 3,144,005 corresponding shares of Class B Common Stock in exchange for his existing LLC membership interests.

Item 1.

Security and Issuer

Securities acquired: shares of common stock, par value $0.01 per share, shares of class B common stock, par value $0.01 per share, and LLC membership interests in BioFuel Energy, LLC.

Issuer:

BioFuel Energy Corp., a Delaware corporation

1801 Broadway, Suite 1060

Denver, CO 80202

Item 2.

Identity and Background

(a)

This statement is filed by: Mr. Edelman, the Chairman and Chairman of the Board of the Issuer.

(b)

The business address of Mr. Edelman is 667 Madison Avenue, 4th Floor, New York, NY 10021.

(c)

The principal occupation of Mr. Edelman is Chairman and Chairman of the Board of the Issuer.

(d)

Mr. Edelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Edelman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Mr. Edelman is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration

The net investment cost of the shares of Common Stock purchased by Mr. Edelman in the Private Placement was $5,250,000.  The source of these funds was the personal funds of Mr. Edelman.  The shares of Class B Common Stock and Units received by Mr. Edelman in the Recapitalization were received in replacement of previously existing membership units in BioFuel Energy, LLC.  The net investment cost of the previously existing membership units purchased by Mr. Edelman (excluding certain units received by Mr. Edelman as compensation costs) was $8,750,000. The source of these funds was the personal funds of Mr. Edelman.  Mr. Edelman also received certain previously existing membership units in the form of compensation for services provided.

Item 4.

Purpose of the Transaction

Mr. Edelman originally acquired membership interests in the LLC for investment purposes or as compensation for services provided.  He subsequently purchased Common Stock of the Issuer in connection with the Private Placement and received Units and Class B Common Stock in exchange for his original LLC membership interests in connection with the Recapitalization.  Reference is made to the Issuer’s prospectus dated June 14, 2007 (the “Prospectus”), as filed with the Commission on June 15, 2007 pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, for a complete description of the Private Placement and the initial investment by Mr. Edelman in the LLC.  Mr. Edelman may make, or cause, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock held by him from time to time.

Mr. Edelman intends to evaluate on an ongoing basis his investment in the Issuer and the LLC and his options with respect to such investment.  In connection with that evaluation, Mr. Edelman, in his individual capacity, may seek to meet with other members of the Board of Directors and/or other members of senior management or communicate publicly or privately with other stockholders or third parties to indicate his views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.  Mr. Edelman currently serves as Chairman of the Board of Directors of the Issuer.  As part of any such discussions, Mr. Edelman, in his individual capacity, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase or decrease in the size of the Issuer’s Board of Directors, the addition of independent members to the Issuer’s Board of Directors, a stock repurchase plan and change in the Issuer’s capital structure.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including: changes in the composition of the Issuer’s Board of Directors or management, changes to the Issuer’s certificate of incorporation or bylaws, restructuring the Issuer’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Item 5.

Interest in Securities of the Issuer

According to information provided by the Issuer in the Prospectus, and communications with the Issuer, as of the date hereof there are 14,542,104 shares of Common Stock issued and outstanding and 17,957,896 shares of Class B Common Stock issued and outstanding.  The total number of shares of Common Stock and shares of Class B Common Stock issued and outstanding is 32,500,000.

(a)

As of the date hereof, Mr. Edelman beneficially owns 500,000 shares of Common Stock as a result of his purchase of shares of Common Stock in the Private Placement.  In addition, as a result of the Recapitalization, Mr. Edelman owns 3,144,005 Units that may be exchanged at any time on a one-for-one basis for shares of Common Stock, 294,635 of which are held by BioFuel Partners, LLC (a member of BioFuel Energy, LLC), an entity controlled by Mr. Edelman on behalf of certain other investors (“BioFuel Partners”) and 3,144,005 shares of Class B Common Stock, 294,635 of which are held by BioFuel Partners.  These holdings represent 3.4% of the Issuer’s outstanding shares of Common Stock, 17.5% of the Issuer’s outstanding shares of Class B Common Stock and 11.2% of the Issuer’s outstanding shares of Common Stock and Class B Common Stock.

The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Edelman is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock owned by BioFuel Partners, LLC, except to the extent of any pecuniary interest therein.

(b)

Mr. Edelman has the power to vote and dispose of 500,000 shares of Common Stock.  In addition, Mr. Edelman has the power to vote 2,849,370 shares of Class B Common Stock on his own behalf and 294,635 shares of Class B Common Stock for the account of BioFuel Partners.

(c)

The transactions in the Issuer’s securities by Advisors in the last sixty days are listed as Annex A attached hereto and made a part hereof.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Second Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC

In connection with the Recapitalization, Mr. Edelman received 3,144,005 Units and 3,144,005 corresponding shares of Class B Common Stock in exchange for his existing LLC membership interests.  Pursuant to the LLC Agreement, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis.  Upon the exchange of Units for Common Stock, the Class B Common Stock attributable to the exchanged Units will be transferred to the Issuer and retired.  Mr. Edelman and certain other institutional investors have agreed to exchange Units and Class B Common Stock, Common Stock or cash at a future date, depending on the Issuer’s performance, as described in the Prospectus.

Registration Rights Agreement

The Issuer entered into a registration rights agreement pursuant to which it may be required to register the sale of shares of Common Stock held by Mr. Edelman, as described in the Prospectus.

Tax Benefit Sharing Agreement

The Issuer entered into a tax benefit sharing agreement with Mr. Edelman and other members of the LLC, as described in the Prospectus.

Item 7.

Material to be Filed as Exhibits

Exhibit 99.1

Form of Second Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-1, Registration Statement No. 333-139203 (the “Registration Statement”)).

Exhibit 99.2

Form of Registration Rights Agreement between BioFuel Energy Corp. and the parties listed on the signature page thereto (incorporated by reference to Exhibit 10.2 of the Registration Statement).

Exhibit 99.3

Form of Tax Benefit Sharing Agreement (incorporated by reference to Exhibit 10.27 of the Registration Statement).

Exhibit 99.4

Form of Purchase Agreement between BioFuel Energy Corp. and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.34 of the Registration Statement).

ANNEX A

Transaction Date	Buy/Sell	Number of Shares (Security)	Price per Share ($)
June 19, 2007	Buy	500,000 (Common Stock)	10.50

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

JUNE 26, 2007

By:

/s/ THOMAS J. EDELMAN

Thomas J. Edelman, Chairman and

Chairman of the Board